Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: August 19, 2015

The following message was made available on Humana’s internal website on August 19, 2015:

To:	All Associates (via Hi!)
From:	Bruce Broussard
Subject:	A Message from Bruce Broussard
Date:	Week of August 17, 2015

It’s been slightly more than a month since our proposed merger with Aetna was announced. One of the commitments we made at the outset of the announcement was to provide you with updates throughout the process … so today I’d like to share a few things.

Over the past several weeks, both companies have begun the process of working with federal and state governments to obtain the various regulatory approvals we will need to close the transaction — and to start helping millions more people improve their health and well-being. We’ve also announced our second-quarter earnings and made continued progress on (and maintained our strong commitment to) key initiatives like the Enterprise Goal, our Bold Moves markets, and preparing for the upcoming AEP and OEP enrollment seasons for our Medicare and HumanaOne members and prospects.

On our earnings, I was pleased that second-quarter results came in ahead of our revised earnings per share (EPS) guidance. We were able to reaffirm our EPS guidance for the year (excluding our one-time gain from the sale of Concentra) and revenues continued to grow. In fact, thanks to your diligence and effectiveness, Humana has a greater number of members than at any time in our 54-year history, and the prospects for continued growth are favorable. To keep up with this growth, we now have 49,400 Humana associates, an increase of 14 percent since 2012. Other measures of our recent growth include the company’s market capitalization (calculated as share price times the number of shares outstanding), which has grown 165 percent over the past three years from $10.3 billion at the end of 2012 to $27.3 billion as our stock price has risen 168 percent from $68.63 per share to $184.06 per share (closing price on August 7). We now rank 58th on the FORTUNE 500 list of the nation’s largest public companies, our highest ranking ever.

Our Medicare Advantage utilization is stabilizing and tracking with our expectations for the remainder of the year. We’ve taken actions to improve the profitability of our individual commercial and state-based contracts businesses, and our clinical programs continue to focus on the needs of our members living with chronic conditions – a core Humana strength that is a major reason why Aetna is interested in partnering with us.

It’s always worth repeating the main reasons we are uniting with Aetna so I’ve summarized below. I think you’ll see that being able to serve more people, and serve them better than ever before, is one of the main reasons we are so excited about our future partnership with Aetna.

1.	Consumers. Humana and Aetna have deep and complementary strengths — Humana more with seniors, Aetna more with commercial members. We believe that the combination will give all consumers a much wider variety of affordable healthcare coverage options, along with greater, more diversified local market reach. This will give the combined entity opportunities to support affordable premiums and lower administrative costs for people at every stage of their life and health journey.

2.	Providers. Providers need a trusted partner to help them transition to value-based reimbursement models that federal and state governments are increasingly embracing. Aetna’s strength in technology combines well with Humana’s strength in integrated systems and processes to create an ideal environment for providers to do their best work, on behalf of individuals and populations.

3.	Clinical. Humana’s extensive clinical capabilities are reflective of the deep investment we’ve made in our home health, pharmacy, wellness-incentives, and data analytics programs. With the combination of Humana and Aetna, Humana will take these proven capabilities to a much larger consumer population, enabling millions more people to engage with these programs and measurably improve their health and well-being.

4.	Cultural. Both companies are committed to transforming the healthcare system to improve health and simplify access for the consumer. We’re also dedicated to helping providers do their best work by combining complementary skills in technology, processes, and data analytics. It will be a merger governed by best-of-breed principles and capabilities.

Over the past month I have enjoyed visiting with many of you in-person and look forward to seeing many more of you in the months ahead. I appreciate your questions and hearing what’s on your mind. After each visit I find myself having a renewed appreciation for all that you do … your ability to stay focused on our customers despite some of the day-to-day distractions that naturally come about as a result of the announcement, and your ongoing support of each other. All great examples of our values in action.

As I’ve said before, we are committed to open and ongoing communications throughout the process. In addition to the regularly updated FAQs on Hi! as a source of ongoing information, please also talk with your leader about any questions or concerns you may have.

Thanks, and keep up the great work.

Sincerely,

Bruce

Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), on August 10, 2015, Aetna filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary joint proxy statement of Aetna and Humana that also constitutes a preliminary prospectus of Aetna, which will be mailed to stockholders of Aetna and Humana. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Aetna and stockholders of Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s and Humana’s business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and Humana will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and

Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.